[PriorityAccess Letterhead]

VIA EDGAR

March 13, 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re:  PriorityAccess, Inc
     Application for Withdrawal of Form SB-2
     File No. 333-81552

Ladies and Gentlemen:

      Reference is hereby made to the letter from the staff of the Securities and Exchange Commission (under Karen J. Garnett's signature) dated as of March 4, 2002, concerning the Form SB-2 filed by PriorityAccess, Inc. (the "Registrant") on January 28, 2002 (File No. 333-81552), together with all exhibits thereto (the "Registration Statement"). In furtherance of such letter and in accordance with Rule 477 and Rule 478(c) under the Securities Act of 1933, as amended (the "Act"), application is hereby made for withdrawal of the Registrant's Registration Statement on the grounds that the Registration Statement as originally filed erroneously and inadvertently became effective on or about the twentieth day after filing. No shares of common stock of the Registrant have been offered, issued or sold under the Registration Statement.

      A filing fee of $460 for the Registration Statement was paid at the time of the initial filing, and the Registrant understands that, pursuant to Rule 457(p) under the Act, the aggregate total dollar amount of such fee will be offset against the total filing fee(s) due for subsequent registration statements filed by the Registrant prior to January 28, 2007.

      If you have any questions with respect to this application for withdrawal, please do not hesitate to contact the undersigned at (518) 432-7270 or Leslie M. Apple, Esq. at (518) 487-7770.

                                                Very Truly Yours,

                                                /s/ Roger D. Shearer

                                                Roger D. Shearer
                                                Director, President, Secretary
                                                  and Treasurer
cc:  Karen J. Garnett

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Rab Nalavala
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Leslie M. Apple
Whiteman Osterman & Hanna LLP
One Commerce Plaza
Albany, N.Y. 12260